GROOVE BOTANICALS INC.

310 Fourth Avenue South, Suite 7000

Minneapolis, MN 55415

November 6, 2023

VIA EDGAR UPLOAD

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Groove Botanicals Inc.

Registration Statement on Form 10-12G

Filed September 14, 2023

File No. 000-23476

To The Division:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”) in response to your correspondence of November 2, 2023. Groove Botanicals Inc. (the “Company”) requests qualification of its above-referenced offering statement. In so doing, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the specific items set forth in your correspondence of November 2, 2023, the Company responds as follows:

Registration Statement on Form 10-12G

Financial Statements
Unaudited Financial Statements for the Quarter Ended June 30, 2023
Consolidated Statements of Operations, page 33

1.	"Please revise your statements of operations to deduct the dividends on your preferred stock to arrive at net income (loss) available to common shareholders. Earnings per common share should be revised to be calculated based on income (loss) available to common shareholders. Refer to ASC 260-10-45-11 through 45-12."

Response: The Company has revised the statements of operations to reflect the deduction of dividends on preferred stock. The earnings per common share have been recalculated based on the net income (loss) available to common shareholders in accordance with ASC 260-10-45-11 through 45-12.

Exhibits

2.	"A consent to the use of an audit report is not required in 1934 Act reports. However, we note that you included an auditor’s consent, so it should be updated within 30 days of the effective date of the registration statement. Please revise Exhibit 23.1 accordingly."

Response: The Company has updated Exhibit 23.1 to reflect the auditor’s consent within the 30-day period as required.

Sincerely,

Groove Botanicals Inc.,

By: /s/ Kent Rodriguez, President.